1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
September 6, 2023	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: William Damarest, Jennifer Monick, Kibum Park and Pam Long

Re:	Smith Douglas Homes Corp. Draft Registration Statement Original Submission Date: July 28, 2023 CIK No.: 0001982518

Ladies and Gentlemen:

On behalf of Smith Douglas Homes Corp. (the “Company”), we submit this letter in connection with the filing of Registration Statement on Form S-1 (the “Registration Statement”) which reflects the Company’s responses to the comment letter received by the Company on August 24, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Draft Registration Statement previously submitted by the Company on July 28, 2023 to the SEC on a confidential basis (the “Draft Submission”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

PROSPECTUS SUMMARY

Our Company, Page 1

1.	Please elaborate on your basis for the statement that you are “one of the nation’s fastest growing private homebuilders by number of closings.”

Response:  The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that our disclosure that we are “one of the nation’s fastest growing private homebuilders by number of closings” is based on management’s knowledge of the homebuilding industry and publicly available rankings by Builder Magazine Top 100 (as cited on page 2) from 2015 through 2023.

September 6, 2023

Market Opportunity, Page 3

2.
In addition to the areas you list here, we note your website also shows Dalton, GA as one of your markets. Please clarify here and throughout your prospectus where you discuss your geographic markets whether the Dalton market is included in the Atlanta or another market.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 4 and 136 to clarify that our Atlanta market includes suburbs like Dalton, GA.

3.	Please include the description and source for the diagram on page 6. For example, please clarify the period and the geographic location(s) represented by the diagram.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 5 to remove the aforementioned diagram.

RISK FACTORS

The Tax Receivable Agreement with the Continuing Equity Owners requires us…, Page 45

4.
We note that payments under the Tax Receivable Agreement are not conditioned upon continued ownership of Smith Douglas Holdings LLC by the exchanging Continuing Equity Owners. Please disclose whether payments under the Tax Receivable Agreement would continue even if all of the Continuing Equity Owners were to exchange or redeem their remaining LLC Interests. We also note references to the possibility of an “early termination” of the Tax Receivable Agreement. Please disclose when the agreement will terminate according to its terms.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47 of the Registration Statement.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations..., Page 54

5.
We note your disclosure that you “have elected to use” the extended transition period for emerging growth company. However, on the cover page, we note that you have checked the box indicating that you have “elected not to use” the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please clarify or revise to reconcile the discrepancy.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 55 of the Registration Statement to note that we have elected not to use the extended transition period.

Use of Proceeds, Page 67

6.
Disclosure on page 11 indicates that you intend to fund the $80 million acquisition of Devon Street Homes from among other things, cash on hand. Please clarify whether you intend to use proceeds of this offering in the acquisition and provide disclosure required by Instruction 5 to Item 504 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that the Devon Street Homes acquisition was consummated on July 31, 2023 and we do not intend to use any proceeds of this contemplated offering to fund the acquisition.

September 6, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Other factors impacting results of operations, Page 87

7.
We note your presentation of net new homes sales, contract value of net new homes sales and ASP of net new homes sales.  Please tell us how you determined it was appropriate to use the term “sales” within these metric names, as the term “sales” may indicate that a transaction has closed.  Further, please revise your filing to clearly disclose how the contract value of net new homes sales is derived.

Response:  The Company respectfully acknowledges the Staff’s comment and has generally revised the disclosure to refer to “net new home orders” and to disclose on page 94 of the Registration Statement how the contract value of net new home orders is derived.

Land acquisition strategy, Page 132

8.
Please elaborate on the material terms of the option contracts you enter into. For example discuss when the options expire if you do not exercise them, whether the counterparties have any rights to terminate the option contracts, and whether you receive the return of all or any part of your deposit upon expiration or termination. Explain what rights and obligations that each of you and the counterparty to these option contracts has with regard to the maintenance, development, taxes, insurance and any other expenses associated with the properties. In this regard, we note your statements that you “control” these lots. Clarify whether this means that you simply have the option to acquire them for a limited period of time under the terms of the option contracts. Revise in response to this comment where similar disclosures appear in the prospectus and consider whether there are any material associated risks to be addressed in the risk factor disclosure.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 31, 32, 144 and 145 of the Registration Statement accordingly.

9.
Please elaborate on the terms of the agreements noted on page 133 that you have with sellers to support your pipeline of lots. You state that these agreements allow you to evaluate the land without entering into a binding agreement to control the lots, but you also state that you have 717 additional lots included in “total controlled lots” that are still in the due diligence and investigation period, and are presumably subject to these agreements.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31, 32 and 144 of the Registration Statement accordingly. As updated in the Registration Statement, the Company notes that after it signs an option contract, but prior to the deposit becoming non-refundable (except for certain circumstances such as seller default or force majeure events), the Company has an initial inspection and due diligence period.  This initial inspection and due diligence period is typically 60-120 days and during this time the Company inspects the property to make sure it meets certain development requirements (e.g., proper zoning, environmental approvals, etc.). The 717 additional lots included in “total controlled lots” refers to lots still in this due diligence and investigation period prior to the deposit being non-refundable.

September 6, 2023

Forum Selection, Page 167

10.
We note disclosure here and in the risk factor regarding exclusive forum on page 56 that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise this section and the risk factor to disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 181 of the Registration Statement accordingly.

11.
You state that the federal district courts of the U.S. shall be the exclusive forum for the resolution of claims under the Securities Act. Please note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce your exclusivity provision.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 57 and 181 of the Registration Statement accordingly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Subsequent event, Page F-23

12.
We note that you entered into a letter of intent to purchase substantially all of the assets of Devon Street Homes LP and that you are targeting for the transaction to close in the third quarter of 2023.  We also note that throughout your filing there is disclosure assuming the consummation of the Devon Street Homes acquisition.  Please tell us and revise your filing to clarify if you consider the acquisition of this business to be probable or not, and tell us how you made such determination. Further, tell us how you assessed the need to include financial statements of Devon Street Homes LP in accordance with Rule 3-05 of Regulation S-X and related pro forma financial information reflecting the acquisition within your pro forma financial information. Within your response, please clarify for us if the acquisition is significant, as contemplated in Rule 3-05 of Regulation S-X.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the requirements of Rule 3-05 of Regulation S-X, Article 11 of Regulation S-X and the significance tests of Rule 1-02(w) of Regulation S-X and determined it was required to include certain audited financial statements of, and pro forma financial information relating to, the acquisition of Devon Street Homes L.P. (“Devon Street”). The Company compared (i) the total assets of Devon Steet compared to the Company’s total consolidated assets (the “Asset Test”); (ii) the amount of the Company’s investment in Devon Street compared to the Company’s consolidated total assets (the “Investment Test”)1; and (iii) the revenue of Devon Street compared to the Company’s consolidated revenue (the “Income Test”)2, in each case, based on a comparison between the Company’s most recent consolidated annual audited financial statements and Devon Street’s most recent annual financial statements.   The Company respectfully advises the Staff that its acquisition of Devon Street met the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as the Asset Test and Investment Test both exceeded the 20% significance threshold as noted in the table below.

1 For the investment test, the Company notes that management is still evaluating the estimated fair value of the contingent consideration as it relates to the Company’s investment in Devon Street.  However, the Company has run the Investment Test in the table below both excluding the contingent consideration and assuming the maximum payout of $5 million.  In both cases, the Investment Test exceeded the 20% significance threshold, but was less than the 40% significance threshold.

2 For the Income Test, the Company notes that while it requires the calculation of both the income and revenue components, it was not necessary to further consider the income component as the ratio of Devon Streets’ net income to the Company’s net income for the period under evaluation was less than that of the revenue component of the Income Test.

September 6, 2023

The percentages in the table below were calculated as follows (the dollar amounts below are in U.S. dollars in millions and based on U.S. GAAP audited financial statements of the Company and the most recent audited financial statements of Devon Street):

Asset Test	Total assets of Devon Street as of December 31, 2022	$73.5	32.9%
	Consolidated total assets of the Company as of December 31, 2022	$223.4
Investment Test	Total investment in Devon Street on acquisition date (excluding estimated fair value of the contingent consideration, which is still being evaluated by management)	$79.1	35.4%
	Total investment in Devon Street on acquisition date (including the maximum payout of $5 million for contingent consideration on an undiscounted basis)	$84.1	37.6%
	Consolidated total assets of the Company as of December 31, 2022	$223.4
Income Test (revenue component)	Revenue of Devon Street for the year ended December 31, 2022	$107.9	14.3%
	Consolidated revenue for the Company for the year ended December 31, 2022	$755.4

Accordingly, the Company has included audited financial statements for the most recent fiscal year of Devon Street, unaudited interim financial statements for the most recent period, and the related pro forma financial information reflecting the acquisition in the “Unaudited pro forma condensed consolidated financial information” in the Registration Statement.

September 6, 2023

SIGNATURES, Page II-5

13.	Please include the signature of your controller or principal accounting officer. See instruction 1 to Signatures in Form S-1.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the signatures to include the principal accounting officer.

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If you have any questions regarding the foregoing responses or the Registration Statement, please do not hesitate to contact me by telephone at 212-906-1200 or by fax at 212-751-4864.

Very truly yours,

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosure

cc:
Gregory S. Bennett, Chief Executive Officer of Smith Douglas Homes Corp.
Russell Devendorf, Chief Financial Officer of Smith Douglas Homes Corp.
Brett A. Steele, General Counsel of Smith Douglas Homes Corp.
Senet Bischoff, Esq., Latham & Watkins LLP
Benjamin J. Cohen, Esq., Latham & Watkins LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP